Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-251494

January 7, 2021

GRACELL BIOTECHNOLOGIES INC.

Gracell Biotechnologies Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC on January 4, 2021, or Amendment No. 1, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, Jefferies LLC toll-free at (877) 821-7388, Piper Sandler & Co. toll-free at (800) 747-3924 or Wells Fargo Securities, LLC toll-free at (800) 326-5897 (calling these numbers is not toll-free outside the United States). You may also access the Company’s most recent prospectus dated January 7, 2021, which is included in Amendment No. 3 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on January 7, 2021, or Amendment No.  3, by visiting EDGAR on the SEC website at https://www.sec.gov/Archives/edgar/data/1826492/000119312521003677/d33957df1a.htm

This free writing prospectus reflects the following amendments that were made in Amendment No. 3 to Amendment No. 1. All references to page numbers are to page numbers in Amendment No. 3.

(1) Replace “8,825,000 AMERICAN DEPOSITARY SHARES” with “11,000,000 AMERICAN DEPOSITARY SHARES;” replace “44,125,000 Ordinary Shares” with “55,000,000 Ordinary Shares;” replace “8,825,000 ADSs” with “11,000,000 ADSs;” and replace “additional 1,323,750 ADSs” with “additional 1,650,000 ADSs” on the cover page.

(2) Revise the first paragraph on page 1 as follows:

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. This summary does not contain all of the information that may be important to you in making your investment decision. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to invest in the ADSs. In particular, we call your attention to the risk that we could be delisted from The Nasdaq Global Market pursuant to the Holding Foreign Companies Accountable Act enacted on December 18, 2020 if the Public Company Accounting Oversight Board continues to be unable to inspect our independent registered public accounting firm for three consecutive years.

(3) Revise the description of pipelines of the product candidates on pages 4, 150 and 163 as follows:

The pipeline diagram below presents our most clinically advanced product candidates that we have either submitted IND or received IND approval to commence clinical trials. We have not submitted IND for any of our product candidates to the FDA.

B-ALL = B cell acute lymphoblastic leukemia

Additionally, we have generated a suite of product candidates that are being studied in investigator-initiated trials in China as presented in the pipeline diagram below.

* We intend to use the clinical data generated from the investigator-initiated trials in China (China IITs) in our IND filings to the FDA and the NMPA; however, we make no guarantee that such data will be accepted by the FDA and/or the NMPA.

** China IND filing for either GC007F for B-NHL or GC019F for B-NHL which is currently in earlier-stage development

MM = multiple myeloma, B-NHL = B cell non-Hodgkin’s lymphoma, T-ALL = T cell acute lymphoblastic leukemia

(4) Revise the risk factors related to PCAOB on page 8 as follows:

•

We could be delisted from The Nasdaq Global Market pursuant to the Holding Foreign Companies Accountable Act enacted on December 18, 2020 if the PCAOB continues to be unable to inspect our independent registered public accounting firm for three consecutive years. Our independent registered public accounting firm is located in and organized under the laws of the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, and therefore our auditors are not currently inspected by the PCAOB. Whether the PCAOB will be able to conduct inspections of our auditors in the next three years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. Such a delisting, if ever occurred, would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative effect on the price of our ADSs. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

(5) Revise “ADSs offered by us,” “Over-allotment Option,” “ADSs outstanding immediately after this offering,” ordinary shares outstanding immediately after this offering,” and “Use of Proceeds” subsections under “The Offering” section as follows:

ADSs offered by us	11,000,000 ADSs.

Over-allotment option	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 1,650,000 additional ADSs.

ADSs outstanding immediately after this offering	11,000,000 ADSs (or 12,650,000 ADSs if the underwriters exercise their option to purchase additional ADSs in full).

Ordinary shares outstanding immediately after this offering	327,815,996 ordinary shares (or 336,065,996 ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).

Use of Proceeds	We expect that we will receive net proceeds of approximately US$170.6 million from this offering (or approximately US$196.7 million if the underwriters exercise their option to purchase additional ADSs in full), assuming an initial public offering price of US$17.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to fund the research and development of GC012F and GC027, the research and development of our other clinical stage and earlier-stage product candidates, the expansion of our manufacturing facilities in China and the construction of our research and development center in the United States as well as for working capital and other general corporate purposes. See “Use of Proceeds” for additional information.

(6) Revise risk factors related to PCAOB on page 92 as follows:

We could be delisted if we are unable to meet the PCAOB inspection requirements in time.

On December 18, 2020, the Holding Foreign Companies Accountable Act was enacted. In essence, the act requires the SEC to prohibit securities of any foreign companies from being listed on U.S. securities exchanges or traded “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. Our independent registered public accounting firm is located in and organized under the laws of the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, and therefore our auditors are not currently inspected by the PCAOB.

The enactment of the Holding Foreign Companies Accountable Act and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, and the market price of our ADSs could be materially adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditors in the next three years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, we could be delisted from the Nasdaq Global Market and our ADSs will not be permitted for trading “over-the-counter” either. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

(7) Revise the capitalization table on pages 116 and 117 as follows:

	As of September 30, 2020
	Actual		Pro Forma(1)		Pro Forma As Adjusted(2)(3)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Long-term borrowing	44,636	6,573	44,636	6,573	44,636	6,573
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.0001 par value; 31,343,284 and 31,343,284 shares authorized, issued and outstanding as of December 31, 2019 and September 30, 2020, respectively; and nil outstanding on a pro forma and pro forma as adjusted basis as of September 30, 2020)	103,373	15,225	—	—	—	—
Series B-1 convertible redeemable preferred shares (US$0.0001 par value; nil and 21,735,721 shares authorized, issued and outstanding as of December 31, 2019 and September 30, 2020, respectively; and nil outstanding on a pro forma and pro forma as adjusted basis as of September 30, 2020)	139,941	20,611	—	—	—	—
Series B-2 convertible redeemable preferred shares (US$ 0.0001 par value; 59,327,653 and 59,327,653 shares authorized, issued and outstanding as of December 31, 2019 and September 30, 2020, respectively; and nil outstanding on a pro forma and pro forma as adjusted basis as of September 30, 2020)	489,616	72,113	—	—	—	—
Series C convertible redeemable preferred shares (US$0.0001 par value; nil and nil shares authorized, issued and outstanding as of December 31, 2019 and September 30, 2020, respectively; and nil outstanding on a pro forma and pro forma as adjusted basis as of September 30, 2020)	—	—	—	—	—	—

Total mezzanine equity	732,930	107,949	—	—	—	—

Shareholders’ equity (deficit):
Ordinary shares (par value of US$0.0001 per share; 500,000,000 and 500,000,000 shares authorized; 99,044,776 and 99,044,776 shares issued and outstanding as of December 31, 2019 and September 30, 2020, respectively; 211,451,434 shares issued and outstanding on a pro-forma basis(1) as of September 30, 2020; and 327,815,996 shares issued and outstanding on a pro forma as adjusted basis(2) as of September 30, 2020)	68	10	144	21	223	33
Additional paid-in capital	—	—	732,854	107,938	2,582,480	380,357
Accumulated other comprehensive loss	(5,116)	(754)	(5,116)	(754)	(5,116)	(754)
Accumulated deficit	(464,095)	(68,354)	(464,095)	(68,354)	(469,680)	(69,176)

Total shareholders’ equity (deficit)	(469,143)	(69,098)	263,787	38,851	1,874,434	276,073

Total mezzanine equity and shareholders’ equity (deficit)	263,787	38,851	263,787	38,851	1,874,434	276,073

Total capitalization	308,423	45,424	308,423	45,424	1,919,070	282,646

(1)	The unaudited pro forma presentation does not include Series C convertible redeemable preferred shares issued on October 20, 2020.
(2)

The pro forma as adjusted information reflects the automatic conversion of the Series C convertible redeemable preferred shares issued on October 20, 2020 (along with all of our other issued and outstanding preferred shares). The Series C convertible redeemable preferred shares are not included in the pro forma presentation because those shares were issued after September 30, 2020. In addition, the pro forma as adjusted information assumes no exercise of any share options outstanding as of the date of this prospectus.

(3)

The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital and total shareholders’ (deficit)/ equity following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 change in the assumed initial public offering price of US$17.00 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital and total shareholders’ (deficit)/ equity by US$8.21 million.

(8) Revise the graphic on page 155 as follows:

(9) Revise the first paragraph on page 214 as follows:

For the year ended December 31, 2020, we paid an aggregate of approximately RMB8.0 million (US$1.2 million) in cash and benefits to our executive officers. During the year ended December 31, 2020, we did not pay our non-employee directors. For stock option grants to our executive officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

(10) Revise the table on page 216 as follows:

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
William Wei Cao	*	1.65	December 9, 2020	December 8, 2030
David Guowei Wang	—	—	—	—
Lili Shen	—	—	—	—
Guotong Xu	*	0.30	September 1, 2017	August 31, 2027
Wendy Hayes†	—	—	—	—
Martina Sersch	*	1.06	June 15, 2020	June 14, 2030
	*	1.65	December 9, 2020	December 8, 2030
Yili Kevin Xie	3,100,000	1.06	July 16, 2020	July 15, 2030
	*	1.65	December 9, 2020	December 8, 2030
Other grantees	3,323,599	0.30 (August 8, 2017 through January 2, 2019) 1.06 (January 3, 2019 through November 3, 2020) 1.65 (November 4, 2020 through December 15, 2020)	From August 8, 2017	Ten years from date of award
Total	9,141,599

*	Less than 1% of our total outstanding ordinary shares on an as-converted basis.
†	Ms. Wendy Hayes has accepted appointment as our director, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part.